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Justin Dobbie	Milan	Washington, D.C.
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Accuride Corporation

Registration Statement on Form S-4 (SEC File No. 333-171365)

Dear Mr. Dobbie:

By letter dated January 4, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the registration statement on Form S-4 (the “Registration Statement”) filed on December 22, 2010 by Accuride Corporation (the “Company”). This letter provides the Company’s response to the Staff’s comments. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response.

Supplemental Letter

1.              We note that you are registering the offer to exchange 9.5% first priority senior secured notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: The Company is providing today to the Commission a supplemental letter which (i) states that the Company is registering the exchange offer in reliance on the Staff’s position contained in the above-referenced no-action letters and (ii) which letter includes the representations contained in the above-referenced Morgan Stanley and Shearman & Sterling no-action letters.

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-7680 or by fax at (312) 993-9767.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking
of LATHAM & WATKINS LLP

cc: Stephen A. Martin, Accuride Corporation